ZENTEK LTD.

(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONDENSED INTERIM FINANCIAL STATEMENTS

For the six months ended September 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

1

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

	September 30,	March 31,
	2021	2021
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	3,260,079	3,091,549
Amounts and other receivables	384,967	119,349
Prepaids and deposits	404,188	174,480
Total current assets	4,049,234	3,385,378

Non-current assets
Property and equipment [note 3]	851,550	705,221
Exploration and evaluation assets [notes 4 and 9]	26,051,796	26,159,729
Total non-current assets	26,903,346	26,864,950
Total assets	30,952,580	30,250,328

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 5]	916,185	373,103
Current portion of lease liability [note 7]	135,329	122,452
Unit subscriber deposits	-	2,008,728
Deferred premium on flow-through shares	-	1,884
Total current liabilities	1,051,514	2,506,167

Non-current liabilities
Lease liability [note 7]	211,066	281,873
Total non-current liabilities	211,066	281,873
Total liabilities	1,262,580	2,788,040

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	49,601,559	43,801,952
Warrants [note 6(b)]	863,369	407,264
Share-based payment reserve [note 6(c)]	4,522,126	3,270,399
Shares to be issued	-	472,500
Deficit	(25,297,054)	(20,489,827)
Total shareholders' equity	29,690,000	27,462,288
Total shareholders' equity and liabilities	30,952,580	30,250,328
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 12]
Subsequent Events [note 15]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on November 25, 2021.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
(Stated in Canadian Dollars)	$	$	$	$

REVENUE	150,145	-	150,145	-

EXPENSES
Amortization [note 3]	79,313	10,529	150,864	15,760
Consulting fees	340,689	105,667	513,089	187,752
General and administrative [notes 9 and 14]	580,509	212,900	1,110,412	380,391
Investor relations and promotion	41,066	15,950	85,778	23,317
Professional fees	491,153	98,795	715,038	141,805
Research and development	840,107	-	840,107	-
Stock-based compensation [notes 6(c) and 9]	599,975	64,478	1,421,825	172,290
Supplies and materials	129,333	3,854	181,353	33,540
	3,102,145	512,173	5,018,466	954,855

Loss before the undernoted	(2,952,000)	(512,173)	(4,868,321)	(954,855)

Interest and other income	2,695	2,451	13,296	2,994
Premium on flow-through shares	1,617	16,577	1,884	46,753
Government grants [note 4]	-	58,316	45,914	113,952
Total other income	4,312	77,344	61,094	163,699

Net loss for the period, being total comprehensive loss for the period	(2,947,688)	(434,829)	(4,807,227)	(791,156)

Basic and diluted net loss per share [note 13]	0.03	0.01	0.05	0.01

See accompanying notes to the condensed interim unaudited financial statements

3

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Six	Six
	Months	Months
	Ended	Ended
	September 30,	September 30,
(Stated in Canadian Dollars)	2021	2020
	$	$
OPERATING ACTIVITIES
Loss for the period	(4,807,227)	(791,156)
Items not affecting cash
Amortization [note 3]	150,864	15,760
Premium on flow-through shares	(1,884)	(46,753)
Stock-based compensation [note 6(c)]	1,421,825	172,290
	(3,236,422)	(649,859)
Net change in non-cash working capital balances [note 8]	102,166	103,096
Cash flows from operating activities	(3,134,256)	(546,763)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(443,457)	(400,863)
Government assistance received [note 4]	72,349	67,119
Purchase of equipment	(297,193)	(58,088)
Cash flows from investing activities	(668,301)	(391,832)

FINANCING ACTIVITIES
Units issued [note 6(a)]	4,337,998	2,050,000
Unit issue costs [note 6(a)]	(63,364)	(37,661)
Unit subscriber deposits	(2,008,728)	-
Proceeds from stock options exercised [note 6(a)]	291,467	265,000
Proceeds from warrants exercised [note 6(a)]	1,471,644	81,591
Payments on lease liability	(57,930)	-
Cash flows from financing activities	3,971,087	2,358,930

Change in cash during the period	168,530	1,420,335
Cash, beginning of period	3,091,549	805,947
Cash, end of period	3,260,079	2,226,282

Supplementary disclosures - see note 8

See accompanying notes to the condensed interim unaudited financial statements

4

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

				Share-Based	Shares
		Share		Payment	to be		Total
	Number	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	of Shares	$	$	$	$	$	$

Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 6(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 6(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 6(a)]	500,000	430,000	-	(165,000)	-	-	265,000
Warrants exercised [note 6(a)]	163,181	102,473	(20,882)	-	-	-	81,591
Recognition of stock-based compensation [note 6(c)]	-	-	-	173,962	-	-	173,962
Stock options expired [note 6(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(791,156)	(791,156)
Balance as at September 30, 2020	84,601,349	42,530,763	581,518	1,325,571	472,500	(17,412,333)	27,498,019

Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 6(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs [note 6(a)]	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Stock options exercised [note 6(a)]	433,333	509,434	-	(217,967)	-	-	291,467
Warrants exercised [note 6(a)]	2,078,462	1,745,912	(274,268)	-	-	-	1,471,644
Recognition of stock-based compensation [note 6(c)]	-	-	-	1,469,694	-	-	1,469,694
Reversal of shares to be issued	-	-	-	-	(472,500)	-	(472,500)
Net loss and comprehensive loss for the period	-	-	-	-	-	(4,807,227)	(4,807,227)
Balance as at September 30, 2021	90,462,435	49,601,559	863,369	4,522,126	-	(25,297,054)	29,690,000

See accompanying notes to the condensed interim unaudited financial statements

5

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

1. NATURE OF BUSINESS AND GOING CONCERN

Effective October 27, 2021, ZEN Graphene Solutions Ltd. obtained TSX Venture Exchange approval to change its name to Zentek Ltd. (the "Company"). The Company was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZENGuard coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These condensed interim unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the six months ended September 30, 2021. As at September 30, 2021, the Company had an accumulated deficit of $25,297,054 (March 31, 2021 - $20,489,827) and working capital of $2,997,720 (March 31, 2021 - $879,211). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. See Note 15. These financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

6

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

1. NATURE OF BUSINESS AND GOING CONCERN (continued)

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2021, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2021.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

During the six month period ended September 30, 2021, the Company began generating operating revenue. As such, the Company adopted the following significant accounting policy.

Revenue Recognition

Revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectable amount, or the amount in respect of which recovery has ceased to be probable, it is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized. The Company's main source of revenue consists of supplying anti-microbial coating to the customer. Each revenue transaction consists of two main components: 1) a fixed price upon the customer's ordering of the product; and 2) a variable price upon the customer's sale of the product to third parties. Revenue is recognized once the product is delivered to the customer, the amount to be received can be reasonably estimated and collection is reasonably assured.

7

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2022 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

8

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

3. PROPERTY AND EQUIPMENT

For the six months ended September 30, 2021

Cost	Balance at			Balance at
	March 31			September 30
	2021	Additions	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	10,610	-	26,409
Equipment - Lab and Field	251,699	208,401	-	460,100
Computers	51,151	21,371	-	72,522
Computer software	19,846	3,121	-	22,967
Signage	4,917	-	-	4,917
Leasehold improvements	111,190	53,690	-	164,880
Right-of-Use Asset - building (i)	478,223	-	-	478,223
Total	934,264	297,193	-	1,231,457

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		September 30
	2021	period	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,325	11	-	1,336
Equipment - Office	14,501	1,191	-	15,692
Equipment - Lab and Field	89,881	37,021	-	126,902
Computers	38,890	3,363	-	42,253
Computer software	19,846	1,561	-	21,407
Signage	1,770	315	-	2,085
Leasehold improvements	37,063	27,480	-	64,543
Right-of-Use Asset - building (i)	25,767	79,922	-	105,689
Total	229,043	150,864	-	379,907

Carrying amounts	At			At
	March 31,			September 30,
	2021			2021
	$			$
Equipment - Automotive	114			103
Equipment - Office	1,298			10,717
Equipment - Lab and Field	161,818			333,198
Computers	12,261			30,269
Computer software	-			1,560
Signage	3,147			2,832
Leasehold improvements	74,127			100,337
Right-of-Use Asset - building (i)	452,456			372,534
Total	705,221			851,550

9

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

3. PROPERTY AND EQUIPMENT (continued)

For the year ended March 31, 2021

Cost	Balance at			Balance at
	March 31			March 31
	2020	Additions	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	-	-	15,799
Equipment - Lab and Field	129,939	121,760	-	251,699
Computers	49,127	2,024	-	51,151
Computer software	538	19,308	-	19,846
Signage	4,917	-	-	4,917
Leasehold improvements	-	111,190	-	111,190
Right-of-Use Asset - building (i)	-	478,223	-	478,223
Total	201,759	732,505	-	934,264

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		March 31
	2020	year	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,296	29	-	1,325
Equipment - Office	14,177	324	-	14,501
Equipment - Lab and Field	49,426	40,455	-	89,881
Computers	35,824	3,066	-	38,890
Computer software	538	19,308	-	19,846
Signage	983	787	-	1,770
Leasehold improvements	-	37,063	-	37,063
Right-of-Use Asset - building (i)	-	25,767	-	25,767
Total	102,244	126,799	-	229,043

Carrying amounts	At March 31,			At March 31,
	2020			2021
	$			$
Equipment - Automotive	143			114
Equipment - Office	1,622			1,298
Equipment - Lab and Field	80,513			161,818
Computers	13,303			12,261
Computer software	-			-
Signage	3,934			3,147
Leasehold improvements	-			74,127
Right-of-Use Asset - building (i)	-			452,456
Total	99,515			705,221

(i) The Company's right-of-use leased asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortize the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Amortization expense on this leased asset for the six months ended September 30, 2021 was $79,922 (2020: $nil).

10

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

4. EXPLORATION AND EVALUATION ASSETS

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company issued to the optionor a total of 500,000 shares upon signing of the agreement.

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2021	25,065,071	1,094,658	26,159,729

For the six months ended September 30, 2021	26,159,729	(107,933)	26,051,796

Expenditures include acquisition costs of $820,000 for the Albany Property as at September 30, 2021 (March 31, 2021 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the six month period ended September 30, 2021 totaled $72,349 (2020: $67,119).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2021	2021
	$	$

Trade payables	891,185	348,103
Accrued liabilities	25,000	25,000
	916,185	373,103

11

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the six month period ended September 30, 2021, the Company completed the following share capital transactions:

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years. Unit issue costs associated with this private placement totaled $102,343 of which $38,979 was settled through the issuance of 15,592 shares.

A total of 433,333 common shares were issued upon exercise of 433,333 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $291,467. The carrying value of the options, being $217,967, was removed from Share-based payment reserve and added to share capital.

A total of 2,078,462 common shares were issued upon exercise of 2,078,462 warrants at exercise prices ranging from $0.50 to $3.00 per warrant for total proceeds of $1,471,644. The carrying value of the warrants, being $274,268, was removed from warrants and added to share capital.

During the six month period ended September 30, 2020, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing. There was no gain or loss as a result of this debt settlement.

A total of 500,000 common shares were issued upon exercise of 500,000 stock options at a price of $0.53 per option for total proceeds of $265,000. The carrying value of the options, being $165,000, was removed from Share-based payment reserve and added to share capital.

A total of 163,181 common shares were issued upon exercise of 163,181 warrants at a price of $0.50 per warrant for total proceeds of $81,591. The carrying value of the warrants, being $20,882, was removed from warrants and added to share capital.

12

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of September 30, 2021 are as follows:

	Exercise	Grant Date	September 30,
	Price	Fair Value	2021
Expiry Date	$	$	#

December 19, 2021	0.50	600	6,000
November 3, 2021	0.80	225,208	1,419,753
November 3, 2021	3.00	637,561	757,348
		863,369	2,183,101

On October 4, 2021, the Company announced that the Triggering Events had occurred relating to the April 8, 2021 warrants and the July 6, 2020 warrants. As such, the Company elected to accelerate the expiry date of these warrants to November 3, 2021.

The following is a summary of warrants activity for the periods ended September 30, 2021 and March 31, 2021:

	Six months ended		Year ended
	September 30, 2021		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	3,393,965	0.67	3,293,976	0.58
Granted	867,598	3.00	1,708,337	0.80
Exercised	(2,078,462)	0.71	(1,608,348)	0.62
Expired	-	-	-	-
Balance, end of period	2,183,101	1.56	3,393,965	0.67

13

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On April 8, 2021, the Company issued 867,598 share purchase warrants as part of a private placement financing with an exercise price of $3.00 and an expiry date of April 8, 2023. The expiry date has since been accelerated to November 3, 2021. The grant date fair value of these warrants was $0.84. The remaining contractual life of the warrants issued and outstanding at September 30, 2021 was 0.09 years. The fair value of these warrants was estimated on the grant date using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 97%; risk- free interest rate of 0.31%; and expected life of 2 years.

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The expiry date has since been accelerated to November 3, 2021. The grant date fair value of these warrants was $0.16. The remaining contractual life of the warrants issued and outstanding at September 30, 2021 was 0.09 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at September 30, 2021 was 0.22 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

14

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 7,083,334 options are outstanding as at September 30, 2021.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the six month period ended September 30, 2021, the Company issued the following stock options:

On April 13, 2021, the Company issued 50,000 stock options to a consultant with an exercise price of $1.76 per share and an expiry date of April 13, 2023. The grant date fair value of these stock options was $0.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 2 years. The vesting period of the options granted to the consultant is as follows: 100% at August 13, 2021.

On April 13, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $1.76 per share and an expiry date of April 13, 2026. The grant date fair value of these stock options was $1.16. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023.

On June 30, 2021, the Company issued 150,000 stock options to a consultant with an exercise price of $3.50 per share and an expiry date of June 30, 2024. The grant date fair value of these stock options was $2.01. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 93%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

15

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 23, 2021, the Company issued 25,000 stock options to an employee with an exercise price of $3.10 per share and an expiry date of July 23, 2024. The grant date fair value of these stock options was $1.75. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at July 23, 2021; 1/3 at July 23, 2022; 1/3 at July 23, 2023.

On September 3, 2021, the Company issued 100,000 stock options to numerous employees with an exercise price of $3.69 per share and an expiry date of September 3, 2024. The grant date fair value of these stock options was $2.12. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the employees is as follows: 1/3 at September 3, 2021; 1/3 at March 3, 2022; 1/3 at September 3, 2022.

On September 21, 2021, the Company issued 120,000 stock options to a consultant with an exercise price of $4.08 per share and an expiry date of September 21, 2024. The grant date fair value of these stock options was $2.31. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at September 21, 2021; 1/3 at September 21, 2022; 1/3 at September 21, 2023.

During the six month period ended September 30, 2020, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

16

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

The Company's computation of expected volatility for the six months ended September 30, 2021 and 2020 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Six months	Six months
	Ended	Ended
	September 30,	September 30,
	2021	2020
	$	$

Stock-based compensation expense	1,421,825	172,290
Exploration and evaluation assets	47,869	1,672
	1,469,694	173,962

17

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the periods ended September 30, 2021 and March 31, 2021 are summarized as follows:

	Six months ended		Year ended
	September 30, 2021		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	7,021,667	1.13	4,775,000	0.55
Granted	495,000	3.31	3,100,000	1.94
Exercised	(433,333)	0.65	(653,333)	0.57
Expired	-	-	(200,000)	1.67
Balance, end of period	7,083,334	1.31	7,021,667	1.13

At September 30, 2021, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
April 13, 2023	1.76	50,000	50,000	46,000	1.53
July 3, 2023	0.50	1,350,000	1,350,000	405,000	1.76
August 13, 2023	0.53	800,000	800,000	264,000	1.87
November 14, 2023	0.40	100,000	100,000	26,000	2.12
December 9, 2023	1.64	250,000	83,333	227,500	2.19
December 30, 2023	3.32	425,000	141,667	816,000	2.25
June 30, 2024	3.50	150,000	50,000	301,500	2.75
July 17, 2024	0.40	1,225,000	1,225,000	208,250	2.80
July 23, 2024	3.10	25,000	8,333	43,750	2.81
September 3, 2024	3.69	100,000	33,333	212,000	2.93
September 21, 2024	4.08	120,000	40,000	277,200	2.98
December 10, 2024	0.40	80,000	80,000	15,200	3.20
May 8, 2025	0.40	600,000	483,333	132,000	3.61
May 16, 2025	0.40	100,000	66,667	24,000	3.63
July 6, 2025	0.68	33,334	-	13,667	3.77
July 24, 2025	0.63	150,000	100,000	57,000	3.82
October 6, 2025	0.75	400,000	266,667	180,000	4.02
November 24, 2025	1.77	75,000	75,000	85,500	4.15
December 30, 2025	3.32	1,000,000	666,667	2,150,000	4.25
April 13, 2026	1.76	50,000	16,667	58,000	4.54
		7,083,334	5,636,667	5,542,567	2.84

18

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

7. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into an agreement for its future corporate headquarters and current manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted agreement which expires on January 31, 2024. The lease liability for the periods ended September 30, 2021 and March 31, 2021 is as follows:

	Six months	Year
	Ended	Ended
	September 30,	March 31,
	2021	2021
	$	$

Lease liability	346,395	404,325
Less: current portion	(135,329)	(122,452)
Long-term portion	211,066	281,873

Interest expense recognized on the lease liability for the six months ended September 30, 2021 was $38,370 (2020: $nil) which is included under general and administrative expenses on the statement of loss and comprehensive loss.

19

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

8. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	September 30,	September 30,
	2021	2020
	$	$

Amounts and other receivables	(265,618)	(14,979)
Prepaids and deposits	(229,708)	15,549
Accounts payable and accrued liabilities	597,492	102,526
	102,166	103,096

Supplementary disclosures:

Change in accrued exploration property expenditures	$(54,410)	$(93,654)

Stock-based compensation charged to exploration and evaluation assets	$47,869	$1,672

Shares issued to settle debt	$-	$45,200

9. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the six month periods ended September 31, 2021 and 2020 were as follows:

	2021	2020
	$	$

Short-term benefits	398,333	307,060
Stock-based compensation	827,089	75,417
	1,225,422	382,477

Included in the short-term benefits figure above is an amount of $45,000 (2020 - $83,039) which has been recorded as an increase to the exploration and evaluation assets.

As part of the private placement issued during the six months ended September 30, 2021 as disclosed in note 6(a), officers and directors of the Company purchased 36,000 units for gross proceeds of $90,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 12(b).

20

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada, as well as intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the six month period ended September 30, 2021.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

As the Company has commenced production and sales, it is exposed to trade credit risk with respect to its amounts receivable. The Company manages its credit risk by reviewing and assessing credit exposure prior to facilities being committed to customers. Overall the Company's credit risk has increased from the prior period as a result of trade receivables now being generated through sales.

ii) Cash

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

21

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

10. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2021, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

11. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the six months ended September 30, 2021 and the year ended March 31, 2021.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

22

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

12. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has an employment agreement with its President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

The Company has an employment agreement with its Chief Financial Officer. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

The Company has an employment agreement with its Executive Chairman. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of September 30, 2021, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

23

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

12. COMMITMENTS AND CONTINGENCIES (continued)

d) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

13. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the six months ended September 30, 2021 is 88,721,880 (2020: 84,189,662). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 9,266,435 (September 30, 2020: 9,864,128).

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
	$	$	$	$
Insurance	39,095	9,349	52,660	18,415
Investor communications	31,357	30,406	56,978	36,359
Meals and entertainment	21,476	4,676	28,615	8,981
Occupancy and office expenses	213,941	41,934	350,285	86,752
Salaries and benefits	239,156	113,227	568,894	206,411
Travel	35,484	13,308	52,980	23,473
	580,509	212,900	1,110,412	380,391

24

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

15. SUBSEQUENT EVENTS

On October 13, 2021, 100,000 stock options were issued to a number of employees under the stock option plan described in Note 6(c). The stock options have an exercise price of $4.92 per share. The options granted to the employees expire on October 13, 2024 and have a vesting period as follows: 1/3 at October 13, 2021; 1/3 at October 13, 2022; 1/3 at October 13, 2023.

On October 26, 2021, 50,000 stock options were issued to a consultant under the stock option plan described in Note 6(c). The stock options have an exercise price of $4.77 per share. The options granted to the consultant expire on October 26, 2024 and have a vesting period as follows: 1/3 at October 26, 2021; 1/3 at October 26, 2022; 1/3 at October 26, 2023.

Subsequent to the six month period ended September 30, 2021, a total of 60,000 stock options and 2,169,601 share purchase warrants were exercised at prices ranging from $0.53 to $3.00 per option/warrant resulting in proceeds of approximately $3,417,000 to the Company.